Exhibit 12.1

VICI Properties Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended June 30,	Year Ended December 31,
	2018	2017 (1)	2016 (2)	2015 (2)	2014 (2)
	(dollar amounts in thousands)
Income before income taxes	$256,295	$42,636	$—	$—	$—
Add: Fixed charges (from below)	104,314	63,354	7	18	39
Subtract: Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(4,297)	(1,875)	—	—	—

Earnings, as defined:	356,312	104,115	7	18	39

Fixed charges:
Interest expense, including the amortization of debt issuance costs	104,314	63,354	7	18	39

Total fixed charges before preferred stock dividends:	104,314	63,354	7	18	39

Preferred stock dividends	—	—	—	—	—

Total combined fixed charges and preferred stock dividends:	$104,314	$63,354	$7	$18	$39

Ratio of earnings to fixed charges and preferred stock dividends:	3.42	1.64	1.00	1.00	1.00

(1)

VICI was spun-off from CEOC on October 6, 2017. The financial information for the year ended December 31, 2017 consists of income statement activity of Caesars Entertainment Outdoor (“CEO”), VICI’s predecessor entity, from January 1, 2017 through October 5, 2017 and the financial information of VICI from October 6, 2017 through December 31, 2017. VICI’s and CEO’s earnings were $104,115 and $0, respectively, for the year ended December 31, 2017. VICI’s and CEO’s fixed charges were $63,354 and $0, respectively, for the year ended December 31, 2017. Neither entity paid any preferred stock dividends during the year ended December 31, 2017.

(2)	The financial information for the years ended December 31, 2016, 2015 and 2014 sets forth the historical operations of CEO.